UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Gil Messing Check Point Software Technologies +1.650.628.2260 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2022 FIRST QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – April 27, 2022 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the quarter ended March 31st, 2022.

First Quarter 2022:

•          Total Revenues: $543 million, a 7 percent increase year over year

•          Security Subscription Revenues: $202 million, a 14 percent increase year over year

•          Deferred Revenues (as of March 31, 2022): $1,666 million, a 14 percent increase year over year

•          GAAP Operating Income: $200 million, representing 37 percent of total revenues

•          Non-GAAP Operating Income: $239 million, representing 44 percent of total revenues

•          GAAP EPS: $1.30, a 2 percent decrease year over year

•          Non-GAAP EPS: $1.57, a 2 percent increase year over year

“We had an excellent first quarter,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “Total revenues and earnings per share reached the high-end of our projections. We had strong product demand in our Quantum family and continued strength in our CloudGuard and Harmony products. The global escalation of cyber-attacks is making companies rethink the dated approach of disparate point solutions and they are transitioning to a more unified approach to prevent the next cyber pandemic. Our customers continue to adopt more of our technologies and consolidate their security infrastructure with our Infinity architecture.”

Financial Highlights for the First Quarter of 2022

•	Total Revenues: $543 million compared to $508 million in the first quarter of 2021, a 7 percent increase year over year.
•	GAAP Operating Income: $200 million compared to $215 million in the first quarter of 2021, representing 37 percent and 42 percent of total revenues in the first quarter of 2022 and 2021, respectively.
•
Non-GAAP Operating Income: $239 million compared to $246 million in the first quarter of 2021, representing 44 percent and 49 percent of total revenues in the first quarter of 2022 and 2021, respectively.

•	GAAP Taxes on Income: $38 million compared to $45 million in the first quarter of 2021.
•
GAAP Net Income & Earnings per Diluted share: GAAP net income was $169 million compared to $183 million in the first quarter of 2021. GAAP earnings per diluted share were $1.30 compared to $1.33 in the first quarter of 2021, a 2 percent decrease year over year.

•
Non-GAAP Net Income & Earnings per Diluted share: Non-GAAP net income was $204 million compared to $211 million in the first quarter of 2021. Non-GAAP earnings per diluted share were $1.57 compared to $1.54 in the first quarter of 2021, a 2 percent increase year over year.

•	Deferred Revenues: As of March 31, 2022, deferred revenues were $1,666 million compared to $1,458 million as of March 31, 2021, a 14 percent increase year over year.
•	Cash Balances, Marketable Securities & Short-Term Deposits: $3,800 million as of March 31, 2022, compared to $3,783 million as of December 31, 2021.
•	Cash Flow: Cash flow from operations of $398 million compared to $375 million in the first quarter of 2021.
•	Share Repurchase Program: During the first quarter of 2022, the company repurchased approximately 2.5 million shares at a total cost of approximately $325 million.

©2022 Check Point Software Technologies Ltd. All rights reserved         |         P.   2

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call & Video Cast Information
Check Point will host a conference call with the investment community on April 27, 2022, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website www.checkpoint.com/ir.

Second Quarter 2022 Investor Conference Participation Schedule

•     17th Annual Needham Virtual Technology & Media Conference
          May 16-18-19, 2022 – Virtual 1x1’s

•     J.P. Morgan 50th Annual Technology, Media, and Telecom Conference
         May 23 - 25 2022 – 1x1’s

•    Cowen 50th Annual TMT Conference
         June 1, 2022 – Fireside Chat & 1x1’s

•     Jefferies Software Investor Conference
         June 2, 2022 – 1x1’s

•     RSA Conference 2022
         June 6-9, 2022 – Investor 1x1’s & Analyst Group Tours

•    Bank of America Merrill Lynch 2022 Global Technology Conference
         June 7-9, 2022 – 1x1’s

•    Mizuho 4th Annual Cybersecurity Summit
         June 13, 2022 – Virtual Q&A

•    FBN Silicon Valley Virtual Tour
         June 16, 2022 – Virtual Q&A

Members of Check Point's management team anticipate attending these conferences and events to discuss the latest company strategies and initiatives. Check Point’s conference presentations if applicable will be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to corporate enterprises and governments globally. Check Point Infinity´s portfolio of solutions protects enterprises and public organizations from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware, and other threats. Infinity comprises three core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management. Check Point protects over 100,000 organizations of all sizes.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

©2022 Check Point Software Technologies Ltd. All rights reserved

©2022 Check Point Software Technologies Ltd. All rights reserved         |         P.   3

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, expectations regarding customer adoption of our products and solutions, expectations related to cybersecurity and other threats, and our participation in investor conferences during the second quarter of 2022. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including as a result of the impact of the Covid-19 pandemic. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2022. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2022	2021
Revenues:
Products and licenses	$115.9	$109.3
Security subscriptions	201.6	177.4
Total revenues from products and security subscriptions	317.5	286.7
Software updates and maintenance	225.2	220.9
Total revenues	542.7	507.6

Operating expenses:
Cost of products and licenses	31.4	21.6
Cost of security subscriptions	10.0	8.0
Total cost of products and security subscriptions	41.4	29.6
Cost of Software updates and maintenance	25.5	25.3
Amortization of technology	3.2	1.7
Total cost of revenues	70.1	56.6

Research and development	86.5	68.4
Selling and marketing	158.6	140.0
General and administrative	27.3	27.8
Total operating expenses	342.5	292.8

Operating income	200.2	214.8
Financial income, net	7.1	12.6
Income before taxes on income	207.3	227.4
Taxes on income	37.9	44.5
Net income	$169.4	$182.9
Basic earnings per share	$1.32	$1.35
Number of shares used in computing basic earnings per share	128.3	136.0
Diluted earnings per share	$1.30	$1.33
Number of shares used in computing diluted earnings per share	129.8	137.3

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2022	2021

Revenues	$542.7	$507.6
Non-GAAP operating income	238.6	246.3
Non-GAAP net income	203.6	211.2
Diluted Non-GAAP Earnings per share	$1.57	$1.54
Number of shares used in computing diluted Non-GAAP earnings per share	129.8	137.3

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2022	2021

GAAP operating income	$200.2	$214.8
Stock-based compensation (1)	32.4	26.6
Amortization of intangible assets and acquisition related expenses (2)	6.0	4.9
Non-GAAP operating income	$238.6	$246.3

GAAP net income	$169.4	$182.9
Stock-based compensation (1)	32.4	26.6
Amortization of intangible assets and acquisition related expenses (2)	6.0	4.9
Taxes on the above items (3)	(4.2)	(3.2)
Non-GAAP net income	$203.6	$211.2

Diluted GAAP Earnings per share	$1.30	$1.33
Stock-based compensation (1)	0.25	0.19
Amortization of intangible assets and acquisition related expenses (2)	0.05	0.04
Taxes on the above items (3)	(0.03)	(0.02)
Diluted Non-GAAP Earnings per share	$1.57	$1.54

Number of shares used in computing diluted Non-GAAP earnings per share	129.8	137.3

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1
Cost of software updates and maintenance	1.0	0.9
Research and development	10.5	6.5
Selling and marketing	11.1	8.3
General and administrative	9.7	10.8
	32.4	26.6

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	3.2	1.7
Research and development	2.0	1.3
Selling and marketing	0.8	1.9
	6.0	4.9
(3) Taxes on the above items	(4.2)	(3.2)
Total, net	$34.2	$28.3

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(Unaudited, in millions)

ASSETS

	March 31,	December 31,
	2022	2021
Current assets:
Cash and cash equivalents	$261.1	$271.9
Marketable securities and short-term deposits	1,480.3	1,421.8
Trade receivables, net	331.3	597.8
Prepaid expenses and other current assets	55.1	46.4
Total current assets	2,127.8	2,337.9

Long-term assets:
Marketable securities	2,058.9	2,089.7
Property and equipment, net	83.1	83.4
Deferred tax asset, net	64.2	51.7
Goodwill and other intangible assets, net	1,305.5	1,257.2
Other assets	86.3	80.3
Total long-term assets	3,598.0	3,562.3

Total assets	$5,725.8	$5,900.2

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,222.8	$1,257.4
Trade payables and other accrued liabilities	427.3	454.7
Total current liabilities	1,650.1	1,712.1

Long-term liabilities:
Long-term deferred revenues	443.6	449.7
Income tax accrual	457.3	454.9
Other long-term liabilities	28.8	26.4
	929.7	931.0

Total liabilities	2,579.8	2,643.1

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,353.6	2,276.7
Treasury shares at cost	(10,853.2)	(10,550.7)
Accumulated other comprehensive gain	(55.5)	(0.6)
Retained earnings	11,700.3	11,530.9
Total shareholders’ equity	3,146.0	3,257.1
Total liabilities and shareholders’ equity	$5,725.8	$5,900.2
Total cash and cash equivalents, marketable securities, and short-term deposits	$3,800.3	$3,783.4

©2022 Check Point Software Technologies Ltd. All rights reserved         |         P.   8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended
	March 31,
	2022	2021
Cash flow from operating activities:
Net income	$169.4	$182.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5.0	4.7
Amortization of intangible assets	3.3	2.1
Stock-based compensation	32.4	26.6
Realized gain on marketable securities	-	(1.3)
Decrease in trade and other receivables, net	253.4	200.2
Decrease in deferred revenues, trade payables and other accrued liabilities	(66.8)	(39.3)
Deferred income taxes, net	1.3	(1.4)
Net cash provided by operating activities	398.0	374.5

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	(48.3)	-
Investment in property and equipment	(4.7)	(3.8)
Net cash used in investing activities	(53.0)	(3.8)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	66.9	33.1
Purchase of treasury shares	(325.0)	(324.9)
Payments related to shares withheld for taxes	(0.7)	(0.9)
Net cash used in financing activities	(258.8)	(292.7)

Unrealized loss on marketable securities, net	(69.3)	(14.7)

Increase in cash and cash equivalents, marketable securities, and short-term deposits	16.9	63.3

Cash and cash equivalents, marketable securities, and short-term deposits at the beginning of the period	3,783.4	3,999.6

Cash and cash equivalents, marketable securities, and short-term deposits at the end of the period	$3,800.3	$4,062.9

©2022 Check Point Software Technologies Ltd. All rights reserved         |         P.  9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By: /s/ Tal Payne Tal Payne Chief Financial Officer & Chief Operating Officer

April 27, 2022

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